UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)
☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

OR

TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 000-25867

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
BowFlex Inc.
401(k) Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
BowFlex Inc.
17750 SE 6th Way
Vancouver, Washington 98683

BOWFLEX INC. 401(k) SAVINGS PLAN
2023 FORM 11-K

All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Plan Administrator and Participants
BowFlex Inc. 401(k) Savings Plan:
Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of the BowFlex Inc. 401(k) Savings Plan (the “Plan”) as of December 31, 2023 and 2022, and the related statements of changes in net assets available for benefits for the years then ended and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2023 and 2022, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2023 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/KBF CPAs LLP/

We have served as the Plan’s auditor since 2018.

Lake Oswego, Oregon
July 16, 2024

BOWFLEX INC. 401(k) SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2023 AND 2022

	As of December 31,
	2023	2022
ASSETS
Investments, at fair value (Note 3)	$60,019,468	$53,171,533
Notes receivable from participants	471,684	464,134
Employee contribution receivable	77,292	99,451
Employer contribution receivable	54,850	—
Pending trade settlements	—	39,889
NET ASSETS AVAILABLE FOR BENEFITS	$60,623,294	$53,775,007

See accompanying notes to financial statements.

BOWFLEX INC. 401(k) SAVINGS PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2023 AND 2022

	Years Ended December 31,
	2023	2022
ADDITIONS
Investment income:
Net appreciation/(depreciation) in fair value of investments	$9,173,760	$(16,987,256)
Interest and dividends	821,080	3,471,478
Total investment income	9,994,840	(13,515,778)
Interest income on notes receivable from participants	30,837	20,837
Other income	40,528	62,940
Contributions:
Participants	2,733,987	3,284,653
Employer	509,147	1,163,444
Rollover contributions	383,085	389,776
Total contributions	3,626,219	4,837,873
Total additions	13,692,424	(8,594,128)
DEDUCTIONS
Benefits paid to participants	(6,759,825)	(3,408,572)
Administrative expenses	(84,312)	(58,959)
Total deductions	(6,844,137)	(3,467,531)
NET INCREASE/(DECREASE) IN ASSETS AVAILABLE FOR BENEFITS	6,848,287	(12,061,659)
NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	53,775,007	65,836,666
End of year	$60,623,294	$53,775,007

See accompanying notes to financial statements.

BOWFLEX INC. 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

(1) DESCRIPTION OF PLAN

The following description of the BowFlex Inc. 401(k) Savings Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for a complete description of the Plan's provisions.

General - The Plan is a defined contribution 401(k) plan maintained for the benefit of all eligible employees of BowFlex Inc. (the “Company” or “BowFlex”). The Plan was established effective January 1, 1999, and contributions to the Plan began on March 4, 1999.

Eligibility - The Plan is available to all full-time employees of the Company, excluding leased employees, collectively bargained employees, residents of Puerto Rico and certain other employees as defined by the Plan document, who are age 18 or older. The Plan is subject to the provisions of Employee Retirement Income Security Act of 1974 (“ERISA”).

Trustee - T. Rowe Price Trust Company (“T. Rowe Price” or “TRP”) is the Plan's trustee and holds all investments of the Plan.

Administration of the Plan - The Company is the named fiduciary and administrator of the Plan, as well as the plan sponsor, as defined by ERISA. The Company has contracted with T. Rowe Price to provide record keeping services with respect to the Plan.

Contributions - Participants may voluntarily contribute between 1% and 75% of their eligible compensation. Employee contributions were limited to $22,500 in 2023 and $20,500 in 2022, as prescribed by the Internal Revenue Code (“IRC”). Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified defined contribution plans. The Plan includes an auto-enrollment provision whereby all newly eligible employees are automatically enrolled in the Plan unless they affirmatively elect not to participate in the Plan. Automatically enrolled participants have their deferral rate set at 3% of eligible compensation and their contributions invested in a designated balanced fund until changed by the participant. The deferral automatically increases by 1%, to a maximum of 6%, annually on January 1.

Effective June 1, 2023, the plan was amended to eliminate employer matching contributions, including safe harbor contributions. The Plan was also amended to allow for discretionary employer contributions.Prior to June 1, 2023, safe harbor matching contributions were subject to certain limitations by the Plan. For each eligible participant, the Company made safe harbor matching contributions equal to (i) 100% of the participant's elective deferrals up to 1% of compensation for the allocation period and (ii) 50% of the participant's elective deferrals up to the next 5% of eligible compensation for the allocation period.

Investment Options - Participants direct the investment of their contributions and the Company's matching contributions into various investment options offered by the Plan, including a common trust fund and various mutual funds offered through a registered investment company. The Plan was amended effective June 1, 2023 to remove the ability to invest in the Company’s stock. Prior to this, the participants could not direct more than 20% of their contributions or transfers to the Company's stock.

Participant Accounts - A separate account is maintained for each participant. Each account is credited with the participant's and Company's matching contributions and allocations of Plan earnings. All amounts in participant accounts are participant directed.

Vesting - Participants are immediately vested in their contributions plus actual earnings thereon. Effective February 1, 2023, the Plan was amended to remove the vesting schedule for employer contributions. Employees active on or after February 1, 2023, are 100% vested in employer match contributions. Anyone terminated before February 1, 2023, was and is still subject to the vesting schedule previously in effect.

Years of Service:	Vesting Percentage
Less than 1	—%
1	25%
2	100%
Effective in January 2023, the vesting schedule was eliminated and all active and future employees became immediately vested at 100%.

Payment of Benefits - Upon termination of service, a participant may (i) receive a lump-sum distribution equal to his or her vested account value, (ii) elect to maintain his or her account in the Plan until a future date, or (iii) elect to receive distributions in the form of installment payments.

Forfeitures - Forfeited non-vested balances are used to reduce future employer matching contributions. As of December 31, 2023 and 2022, forfeited non-vested balances totaled approximately $23,000 and $187, respectively, and were available to reduce future employer contributions. During 2023 and 2022, approximately $16,000 and $45,000 of forfeitures, respectively, were used to offset employer matching contributions.

Notes Receivable from Participants - The Plan allows participants to borrow from their accounts in amounts ranging from a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Only one loan per participant may be outstanding at any time. Terms of all loans (other than primary residence loans) are for a period not greater than five years. Primary residence loans are limited to fifteen years. Interest rates are based on the Wall Street Journal's Prime Rate published on the prior business day plus 1%. Loans outstanding as of December 31, 2023 bear interest at a rate of 4.25% to 9.5%. Loan repayments are made via payroll deduction on a bi-weekly basis and are reinvested according to the participant's investment allocation in effect at the time of the loan repayment. Loans are due in full by the end of the last day of the calendar quarter following the calendar quarter in which the participant's employment with the Company was terminated.

(2) SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation - The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Investment Valuation and Income Recognition - The Plan's investments are stated at fair value. The fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. For further discussion on valuation see Note 3, Fair Value Measurement.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividend income and capital gains are recorded on the ex-dividend date. The net appreciation/(depreciation) in the fair value of investments consists of the realized gains or losses and the unrealized appreciation/(depreciation) on investments and reinvested capital gains.

Notes Receivable from Participants - Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2023 or 2022. If a participant ceases to make loan repayments and the Plan administrator deems the participant loan to be in default, the participant loan balance is reduced and a benefit payment is recorded.

Benefit Payments - Benefit payments are recorded when the funds are distributed.

Administrative Budget Account - The Plan entered into an agreement with the trustee whereby the trustee shares certain revenue generated by the Plan in excess of their fee. These deposits are included in other income on the statements of changes in net assets available for benefits and are available to pay Plan expenses. During 2023 and 2022, administrative budget account credits of approximately $52,000 and $56,000, respectively, were used to pay Plan expenses. At December 31, 2023 and 2022, approximately $128,000 and $140,000, respectively, of administrative budget account credits were available to pay future Plan expenses.

Administrative Expenses - Certain expenses of maintaining the Plan are paid directly by the Company and are excluded from these financial statements. Fees related to the administration of notes receivable from participants are charged directly to the participant's account and are included in administrative expenses. Investment related expenses are included in net appreciation of fair value of investments.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(3) FAIR VALUE MEASUREMENT

Accounting Standards Codification (“ASC”) 820, Fair Value Measurements, defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. ASC 820 also established a fair value hierarchy that prioritizes the inputs used to measure fair value. This hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

Level 1 - observable inputs such as quoted prices (unadjusted) in active liquid markets for identical securities as of the reporting date;
Level 2 - inputs include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in inactive markets, inputs other than quoted prices that are observable for the asset or liability, inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability; and
Level 3 - significant inputs that are generally unobservable inputs for which there is little or no market data available, including our own assumptions in determining fair value.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2023 and 2022.

Common stock - Valued at the closing price reported on the active market on which the individual security is traded.

Mutual funds - Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities Exchange Commission (“SEC”). These funds are required to publish their daily net asset value (“NAV”) and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

Common/collective trust fund - The common/collective trust funds are:
a.Stable value fund valued at the NAV of units of a bank collective trust that is comprised primarily of fully benefit-responsive investment contracts.
b.Target date retirement funds which invest in underlying trusts that represent various asset classes and sectors. Based on target dates, the allocation to equity-based underlying trusts is expected to become increasingly conservative over time.

The NAV, as provided by the trustee, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV. Participant transactions (purchases and sales) may occur daily. If the Plan were to initiate a full redemption of the common trust fund, the investment adviser reserves the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations will be carried out in an orderly business manner.

The following table presents investments measured at fair value, categorized on the basis of the investments' nature and risk, as of December 31, 2023:

	Fair Value as of December 31, 2023
	Level 1	Level 2	Total
Mutual funds	$24,044,257	$—	$24,044,257
Common stock of BowFlex Inc.	103,200	—	103,200
Total assets in fair value hierarchy	24,147,457	—	24,147,457
Common trust fund measured at net asset value (a)	—	—	35,872,011
Total fair value of investments	$24,147,457	$—	$60,019,468

The following table presents investments measured at fair value, categorized on the basis of the investments' nature and risk, as of December 31, 2022:

	Fair Value as of December 31, 2022
	Level 1	Level 2	Total
Mutual funds	$50,314,032	$—	$50,314,032
Common stock of Bowflex Inc.	329,865	—	329,865
Total assets in fair value hierarchy	50,643,897	—	50,643,897
Common trust fund measured at net asset value (a)	—	—	2,527,636
Total fair value of investments	$50,643,897	$—	$53,171,533

(a) In accordance with Subtopic 820-10, certain investments that were measured at NAV per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the Statements of Net Assets Available for Benefits.

The following table summarizes investments measured at fair value based on NAV per share as of December 31, 2023 and 2022, respectively:

December 31, 2023	Fair Value	Unfunded Commitments	Redemption Frequency (if currently eligible)	Redemption Notice Period
T. Rowe Price Common Trust Fund	$1,898,538	n/a	Daily	12 or 30 months
T. Rowe Price Retirement Balance Fund	$64,436	n/a	Daily	30 days
T. Rowe Price Retirement 2010 TR C	$349,898	n/a	Daily	30 days
T. Rowe Price Retirement 2020 TR C	$1,479,906	n/a	Daily	30 days
T. Rowe Price Retirement 2025 TR C	$565	n/a	Daily	30 days
T. Rowe Price Retirement 2030 TR C	$9,501,876	n/a	Daily	30 days
T. Rowe Price Retirement 2035 TR C	$365,366	n/a	Daily	30 days
T. Rowe Price Retirement 2040 TR C	$12,279,459	n/a	Daily	30 days
T. Rowe Price Retirement 2045 TR C	$4,472	n/a	Daily	30 days
T. Rowe Price Retirement 2050 TR C	$8,537,470	n/a	Daily	30 days
T. Rowe Price Retirement 2055 TR C	$7,221	n/a	Daily	30 days
T. Rowe Price Retirement 2060 TR C	$1,381,579	n/a	Daily	30 days
T. Rowe Price Retirement 2065 TR C	$1,225	n/a	Daily	30 days

December 31, 2022	Fair Value	Unfunded Commitments	Redemption Frequency (if currently eligible)	Redemption Notice Period
T. Rowe Price Common Trust Fund	$2,527,636	n/a	Daily	12 or 30 months

(4) RELATED-PARTY AND PARTY-IN-INTEREST TRANSACTIONS

The Plan invests in shares of the Company's common stock, at the direction of the participants, and certain mutual funds and a common trust fund managed by Trustee. Certain investment fees are paid to the Trustee, TRP, and are reflected within the net investment income or loss for the year. The Plan also issues loans to participants that are secured by the vested balance of the participants' accounts and certain loan origination fees are paid to TRP. As such, these transactions qualify as party-in-interest transactions, which are exempt from the prohibited transactions rules.

(5) INCOME TAX STATUS

Effective January 1, 2022, the Plan adopted the T. Rowe Price Retirement Plan Service Inc. Pre-Approved Defined contribution plan document (“Plan Document”). The Plan Document received an opinion letter from the Internal Revenue Service (“IRS”) dated August 19, 2020 that the Plan Document, as then designed, was qualified under the applicable requirements of the IRS. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan meets the criteria for qualification under the IRC, and that the related trust is tax exempt. Accordingly, no provision for income taxes has been included in the Plan's financial statements.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2023, there are no uncertain positions taken or expected to be taken that would require the recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions.

(6) PLAN TERMINATION

While it has not expressed any intent to do so, the Company may terminate the Plan at any time, subject to the provisions of ERISA. In the event of total or partial termination of the Plan, participants will become 100% vested in their accounts.

(7) CONCENTRATIONS, RISKS AND UNCERTAINTIES

The Plan allows for investment in various securities including mutual funds, common trust fund and the Company's common stock. Investment securities are exposed to various risks, such as interest rate risk, credit risk, and overall market volatility. Due to the level of risk associated with certain investment securities, and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect (i) participant's account balances and (ii) the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

(8) SUBSEQUENT EVENTS

On March 4, 2024, BowFlex Inc. the plan sponsor, filed voluntary petitions for reorganization under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the District of New Jersey.

In connection with BowFlex Inc.’s bankruptcy filing, the BowFlex Inc. Stock Fund (the “Company Stock Fund”) in the BowFlex Inc. 401(k) Plan (the “Plan”) was permanently closed to all participant-initiated transfers out effective March 6, 2024. In addition, the Company Stock Fund was eliminated as an investment option in the Plan. Current investments in the Company Stock Fund in the plan account were automatically liquidated and reinvested by default in a target date fund through a series of transactions on March 26, 2024.

BOWFLEX INC. 401(k) SAVINGS PLAN
FORM 5500, SCHEDULE H, LINE 4i-
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2023
EIN# 94-3002667
PLAN# 001

(a)	(b) Identity of Issuer/ (c) Description of Investment	(d) Cost (1)	(e) Current Value
	Mutual Funds:
	Social ESG Us Bond Fund		$6,008
	Vanguard Total Bond Index Fund Admiral Shares		734,462
	Voya Intermediate Bond R6		747,127
	AB Large Cap Growth Z		7,380,556
	Allspring Spe Md Cp Val R6		855,505
	American New World R6		17,474
	Calvert Us Lrg Cap Resp Ind I		213,616
	DFA US Targeted Value I		478,055
	Fidelity Global Ex Us Ind Fund		1,206,777
	Fidelity Small Cap Index Fund		11,796
	Vanguard Mid-Cap Ind- Admiral		22,443
	Vanguard Reit Index Admiral		22,670
	Vanguard Sm Cap Growth Idx Adm		756,252
*	T. Rowe Price Balanced Fund		1,799,081
*	T. Rowe Price Equity Income Fund		1,842,001
*	T. Rowe Price Equity Index 500 Fund		3,856,171
*	T. Rowe Price Mid-Cap Value Fund		3,949,068
*	T. Rowe Price Government Money		145,195
	Total mutual funds		24,044,257
	Common/Collective Trst Funds
*	T. Rowe Price Stable Value Fund		1,898,538
*	T. Rowe Price Retirement Balanced Fund		64,436
*	T Rowe Price Retirement 2010 Tr C		349,898
*	T Rowe Price Retirement 2020 Tr C		1,479,906
*	T Rowe Price Retirement 2025 Tr C		565
*	T Rowe Price Retirement 2030 Tr C		9,501,876
*	T Rowe Price Retirement 2035 Tr C		365,366
*	T Rowe Price Retirement 2040 Tr C		12,279,459
*	T Rowe Price Retirement 2045 Tr C		4,472
*	T Rowe Price Retirement 2050 Tr C		8,537,470
*	T Rowe Price Retirement 2055 Tr C		7,221
*	T Rowe Price Retirement 2060 Tr C		1,381,579
*	T Rowe Price Retirement 2065 Tr C		1,225
	Total common/collective trust funds		35,872,011
*	BowFlex Inc. Common Stock		103,200
*	Participant Loans - Interest rates of 4.25% to 9.50%, maturing through 2033.	$—	471,684
			$60,491,152
*	Denotes a party-in-interest with respect to the Plan.
(1) Historical cost information is not required for participant-directed investments.

See accompanying report of independent registered public accounting firm.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator of the BowFlex Inc. 401(k) Savings Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

BOWFLEX INC. 401(k) SAVINGS PLAN (Name of Plan)

July 16, 2024	By:	/s/ Rob D. Hoge
Date		Rob D. Hoge
General Counsel and Chief Wind-Down Officer
(Principal Executive Officer, Principal Financial Officer and Principal Accounting Officer)